

07007556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 North Wacker Drive
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia Derrah 1-312-881-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alicia Derrah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investments Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
HILARY J KLEIN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/19/10

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.

Statement of Financial Condition

March 31, 2007

Man Investments Inc.
Index
March 31, 2007



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Man Investments Inc.

In our opinion, the accompanying statement of financial condition, present fairly, in all material respects, the financial position of Man Investments Inc. (the "Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent"), and as disclosed in the footnotes to the financial statement, has extensive transactions and relationships with the Parent and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

May 29, 2007

Man Investments Inc.
Statement of Financial Condition
March 31, 2007

Assets

Cash	$ 16,404,394
Due from affiliates	3,771,324
Prepaid expenses	1,405,921
Total assets	$ 21,581,639

Liabilities and Stockholder's Equity

Accrued expenses and other payables	$ 6,023,011
Payable to broker-dealers	897,607
Due to affiliates	661,752
Taxes payable	640,627
Total liabilities	8,222,997
Common stock, $1 par value; 10,000 shares authorized and 1,400 issued and outstanding	1,400
Additional paid-in capital	21,593,600
Accumulated deficit	(8,236,358)
Total stockholder's equity	13,358,642
Total liabilities and stockholder's equity	$ 21,581,639

The accompanying notes are an integral part of these financials.

1. Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc., (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Man Group plc, a United Kingdom public limited company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is registered as a guaranteed introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

Cash includes non interest-bearing deposits.

Income Taxes

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

The Company will be included in the consolidated federal and state income tax returns filed by Man Group USA Inc. (an affiliate and its former parent) for the period April 1, 2006 through August 31, 2006. Beginning September 1, 2006, the Company will be included in the consolidated federal and state income tax returns filed by Man Investments USA Holdings Inc. Federal income taxes are determined on a separate return basis pursuant to a tax sharing agreement between the Company and Man Group USA Inc. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when these differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Related Party Transactions

Man-Glenwood Inc. (the "Affiliate") provides the Company with technology support, legal and compliance as well as finance and administration services. The Company reimburses the Affiliate, generally on a monthly basis, for its share of the expenses incurred by the Affiliate based on the terms listed in the Administrative Services and Expense Funding Agreement. The expenses allocated to the Company by the Affiliate are management's best estimate of the amount of expenses the Company would incur on a stand-alone basis.

Substantially all of the Company's revenue is earned from related parties of Man Group plc.

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group plc. Employee stock-based compensation expense is determined by an intercompany charge from Man Group plc.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At March 31, 2007, the Company had net capital, as defined, of $8,181,397, which was $7,633,197 in excess of the required minimum net capital of $548,200. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1.

5. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.


END